EXHIBIT 30


                    [Greenhill & Co., L.L.C. Letterhead]


                               February 15, 2000


 Mr. Ravi Sinha
 Managing Director
 Goldman, Sachs & Co.
 85 Broad Street, 18th Floor
 New York, NY  10004

 Mr. Douglas Brown
 Managing Director
 Donaldson, Lufkin & Jenrette
 277 Park Avenue, 20th Floor
 New York, NY  10172

 Gentlemen:

         As a follow up to our discussions yesterday and in anticipation of your meeting today in which Howard Liebman, President and Chief Financial Officer of Shorewood, is available to answer questions concerning the Company's business plan which was delivered to you following execution of the confidentiality agreement, we wanted to be clear about our timing. Mr. Liebman will also be available to answer financial questions concerning the quarter ended January 31, 2000, the preliminary revenue estimates for which were disclosed to you yesterday.

         Meetings of the Shorewood Board of Directors and Special Committee were held yesterday afternoon for the purpose of updating the Board on events. You were informed over the weekend that the Board was meeting yesterday for this purpose. The Board understands from your prior disclosures that, following access to the Company's business plan, you may be in a position to increase your offer and merger proposal.

         The Board has scheduled another meeting for tomorrow afternoon and requests that you provide the Board with Chesapeake's best and final offer and proposal as soon as possible. This is consistent with the advice we
 have given you that time is short.   In view of your imminent consent
 solicitation, the Board is concerned with the risks associated with any delay in its consideration of alternatives and expects to consider any alternatives or proposals that may be available to it at its meeting tomorrow afternoon. Accordingly, if you desire to revise your offer and proposal and wish to have it considered by the Board at this meeting, you are on notice that this is the time to bring any such revisions or proposals before the Board. If there are any significant conditions to your proposal (other than those disclosed in your public filings), they should be highlighted. In addition, the source and status of your financing should be disclosed to the Board. Please understand that, while there can be no assurance, the Board may be in a position to take final action tomorrow, including the possible grant of breakup fee protection to any bidder associated with a proposal which is considered in the best interests of all stockholders.

         The meeting of the Shorewood Board will commence at 4:00 p.m. tomorrow, February 16, 2000. If you wish any clarification prior to that time or desire to discuss any aspect of your proposal, we are available to answer your inquiries.

                               Sincerely,


                               /s/ Scott L. Bok

                               Scott L. Bok
                               Managing Director